# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CHARLES & COLVARD LTD, CIK 0001015155
CUSIP: 159765205
Title of class of securities: Common Stock, no par value per share
Address of issuer's principal executive offices: 170 Southport Drive, Morrisville, North Carolina (NC), 27560
Date of event which requires filing of this statement: 08/29/2025
Filed by CIK 0002082192
Persons authorized to receive notices and communications: Ethara Capital LLC, Attention: Ruten Bhanderi, 50 West 47th Street, Suite 1711, New York, New York (NY), 10036, (212) 278-0905

## Reporting persons
- Ethara Capital LLC (CIK 0002082192): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,913,302; shared voting power 0; sole dispositive power 1,353,180; shared dispositive power 0; aggregate amount beneficially owned 1,913,302 (42.79% of the class)
  Comment: Row 13 - This percentage of the shares of Common Stock beneficially owned is based on approximately (i) 4,471,453 shares of the Issuer's Common Stock outstanding as of August 29, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value per share
Name of issuer: CHARLES & COLVARD LTD
Address of issuer's principal executive offices: 170 Southport Drive, Morrisville, North Carolina (NC), 27560
Comment: This statement on Schedule 13D relates to the shares of Common Stock of the Issuer. The Issuer's principal executive office is located at 170 Southport Drive, Morrisville, North Carolina 27560.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed pursuant to Rule 13d-1 of Regulations 13D-G under the Securities Exchange Act of 1934 (the "Act") on behalf of Ethara Capital LLC, a Delaware limited liability company (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is 50 West 47th Street, Suite 1711 New York, New York 10036.
Present principal occupation or employment:
The principal business of the Reporting Person is investment.

The name, business address, present principal occupation or employment and citizenship of each person controlling the Reporting Person is set forth below:

(i) Ruten Bhanderi
50 West 47th Street, Suite 1711 New York, New York 10036
Vice Chairman, Bhanderi Lab Grown Diamonds, Inc., a leading Chemical Vapor Deposition lab grown diamond manufacturer.
India

(ii) Vijay Ghori
50 West 47th Street, Suite 1711 New York, New York 10036
Sales Manager, Bhanderi Lab Grown Diamonds Inc, NY branch
USA
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor any of the persons listed in Item 2(c) above have: (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See (d) above.
Citizenship: The Reporting Person is a U.S. limited liability company formed under the laws of the State of Delaware. The citizenship of each person controlling the Reporting Person is set forth in Item 2(c) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On June 24, 2025, the Issuer entered into a Convertible Secured Note Purchase Agreement (the "Note Purchase Agreement") with the Reporting Person. In connection with the Note Purchase Agreement, the Issuer issued a convertible secured note (the "Note") to the Reporting Person for an aggregate total purchase price of $2.0 million, issued in two tranches: (i) an initial closing in the amount of $500,000 on July 3, 2025, and (ii) a subsequent and final closing of $1.5 million on July 21, 2025. The Issuer and the Reporting Person also entered into a security agreement granting in favor of the Reporting Person a security interest in all tangible and intangible personal property of the Issuer. On August 29, 2025, the Issuer entered into a Note Conversion Agreement with the Holder whereby the parties agreed to convert $200,000.00 in principal and accrued but unpaid interest on the Note into 1,353,180 shares of the Issuer's common stock at the conversion price set forth in the Note of $0.1478, which was the 30-day volume weighted average price of the Company's common stock at the time the Note Purchase Agreement was executed.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 3 of this Schedule 13D is incorporated by reference into this Item 4. The purpose of the transaction was to improve the Company's balance sheet and to further align the Reporting Person's interests with the other shareholders of the Company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference into this Item 5.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentage of the Common Stock beneficially owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Stock to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition. The number of shares of Common Stock in row 7 includes (i) 327,975 shares as to which Ollin B. Sykes granted to the Reporting Person an irrevocable proxy; (ii) 123,777 shares as to which Neal I. Goldman granted to the Reporting Person an irrevocable proxy; (iii) 72,046 shares as to which Don O'Connell granted to the Reporting Person an irrevocable proxy; and (iv) 36,324 shares as to which Anne M. Butler granted to the Reporting Person an irrevocable proxy. Messrs. Goldman and O'Connell and Ms. Butler are members of the board of directors of the Issuer. Mr. Sykes is a former member of the board of directors of the Issuer. A form of the Irrevocable Voting Proxy Agreement by and among these individuals, the Issuer, and the Reporting Person is included as Exhibit 7.05 hereto.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, during the past 60 days, the Reporting Person has not effected any transaction with respect to the Issuer's Common Stock.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt from, or the proceeds from the sale of, any Class A Common Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 3 above summarizes certain provisions of the Note Purchase Agreement, Note, and Note Conversion Agreement and is incorporated herein by reference. A copy of these agreements are included as exhibits to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 7.01 - Convertible Secured Note Purchase Agreement, dated June 24, 2025, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on June 27, 2025).

Exhibit 7.02 - Form of Secured Convertible Note (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed with the SEC on June 27, 2025).

Exhibit 7.03 - Form of Security Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K, filed with the SEC on June 27, 2025).

Exhibit 7.04 - Note Conversion Agreement, dated August 29, 2025, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on September 5, 2025).

Exhibit 7.05 - Form of Irrevocable Voting Proxy Agreement

## Signatures
- Ethara Capital LLC: /s/ Vijay Ghori, Vijay Ghori/Authorized Signatory (09/08/2025)